UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **March 8, 2004**

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Item 12. Results of Operations and Financial Condition.

On March 8, 2004, Independence Holding Company issued a press release announcing record net income from operations (excluding net securities gains and losses) for the 2003 fourth quarter and 2003 year, a copy of which is attached as Exhibit 99.1.


<u>SIGNATURE</u>


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

<u>/s/ *Teresa A. Herbert*</u>   Date: <u>March 8, 2004</u>
Teresa A. Herbert
Vice President and Chief Financial Officer

Exhibit 99.1

INDEPENDENCE HOLDING COMPANY   **CONTACT: TERESA A. HERBERT**
96 CUMMINGS POINT ROAD   **(203) 358-8000**
STAMFORD, CONNECTICUT 06902   **www.Independenceholding.com**
NASDAQ – INHO

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES RECORD
NET INCOME FROM OPERATIONS
FOR THE 2003 FOURTH QUARTER AND 2003 YEAR

Stamford, Connecticut, March 8, 2004. Independence Holding Company ("IHC") (NASDAQ: INHO) today reported record net income from operations (excluding net securities gains and losses) for the 2003 fourth quarter and 2003 year.

Financial Results

Net income increased 34% to $.59 per share, diluted, or $4,705,000 for the fourth quarter of 2003 compared to $.44 per share, diluted, or $3,497,000 for the fourth quarter of 2002. Net income from operations (excluding net securities gains and losses and the gain on the sale of a subsidiary in 2002) increased 22% to $.61 per share, diluted, or $4,842,000 for the fourth quarter of 2003, compared to $.50 per share, diluted, or $4,000,000 for the fourth quarter of 2002. Revenues increased 19% to $49,707,000 for the fourth quarter of 2003 compared to 2002 fourth quarter revenues of $41,742,000.

Net income increased 19% to $2.35 per share, diluted, or $18,593,000 for the year ended December 31, 2003 compared to $1.98 per share, diluted, or $15,813,000 for the same period in 2002. Net income from operations (excluding net securities gains and losses and the gain on the sale of a subsidiary in 2002) increased 16% to $2.32 per share, diluted, or $18,387,000 for the year ended December 31, 2003, compared to $2.00 per share, diluted, or $16,006,000 for the same period in 2002. Revenues increased 8% for the 2003 year to $187,878,000 compared to 2002 revenues of $174,353,000.

IHC owns 3,280,000 shares, or 39%, of the common stock of American Independence Corp. (NASDAQ: AMIC), which is accounted for on the equity method and has a carrying value of $29.3 million. AMIC's results for the 2003 fourth quarter and year were positively impacted by a further reduction of the valuation allowance primarily related to its federal net operating loss carryforward (NOL) deferred tax asset. This reduction increased AMIC's net income and income from continuing operations by $4.5 million, but did not affect IHC's net income or net income from operations. Rather, in accordance with GAAP, IHC accounted for its share of the deferred tax benefit, amounting to $1.5 million, as a reduction of its goodwill. After such reduction, the goodwill relating to AMIC amounts to $2.0 million.

Under the equity method of accounting, IHC established a deferred tax liability with respect to its share of AMIC's undistributed income, which is not payable unless IHC were to sell its interest in AMIC or receive taxable dividends from AMIC. In addition, starting in the fourth quarter of 2003, AMIC established a provision for federal income taxes on its income statement even though AMIC does not pay federal income taxes, except for alternative minimum taxes, due to its NOLs. Therefore, IHC's interest in AMIC's earnings are burdened twice: (i) by a non-cash provision for taxes recorded by AMIC and (ii) by a deferred tax charge at the IHC level. This burden amounted to $533,000 in the 2003 fourth quarter and $1,215,000 for the 2003 year.

Stockholders' Equity/Book Value

IHC's book value increased to $21.86 per share at December 31, 2003 from $19.84 per share at December 31, 2002, and common stockholders' equity at December 31, 2003 increased to $168,896,000 from $153,718,000 at December 31, 2002. IHC marks-to-market all of its fixed income securities; as a result, interest rate changes impact, positively and negatively, stated stockholders' equity. IHC had total assets of $897 million at December 31, 2003.

Chief Executive Officer's Comments

Roy T.K. Thung, Chief Executive Officer, commented, "We are delighted that we have generated record net income from operations (excluding net securities gains and losses) for the quarter and year ended December 31, 2003, as well as an all time high book value of $21.86 per share. Viewed together, IHC and AMIC have assets of approximately $1 billion; generate $420 million of annualized premiums (of which approximately $300 million come from our core medical stop-loss line and the balance is produced by our group disability/DBL, group life and annuities, individual life and annuities, and credit life and disability lines and our acquisitions of blocks of business); and own managing general underwriters (MGUs)**.** In addition, IHC's 39% ownership of AMIC is positively impacted by AMIC's earnings without any payment of federal income taxes, except for alternative minimum taxes, due to AMIC's federal net operating loss carryforward of more than $250 million. All of our core lines of business produced positive results in 2003, and our acquisition group concluded three acquisitions. We are looking forward to continuing to enhance shareholder value, and we remain quite optimistic as to IHC's outlook for 2004."

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its subsidiaries, Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc. and its affiliate American Independence Corp. ("AMIC"). Standard Life markets employer medical stop-loss, long-term and short-term disability, group life and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, credit life and disability and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its employer medical stop-loss and managed care managing general underwriters.

Some of the statements included herein may be considered to be forward looking statements that are subject to certain risks and uncertainties. Factors which could cause the actual results to differ materially from those suggested by such statements are described from time to time in IHC's filings with the Securities and Exchange Commission.

INDEPENDENCE HOLDING COMPANY

FOURTH QUARTER REPORT

DECEMBER 31, 2003
(In Thousands except Per Share Data)

	Three Months Ended		Twelve Months Ended	
	2003	**2002**	**2003**	**2002**
Revenues	$ 49,707	$ 41,742	$ 187,878	$ 174,353
Net Income:				
Net income from operations	$ 4,842	$ 4,000	$ 18,387	$ 16,006
Net securities (losses) gains	(137)	(5,067)	206	(4,757)
Gain on the sale of a subsidiary	-	4,564	-	4,564
Net Income	$ 4,705	$ 3,497	$ 18,593	$ 15,813
Basic Income Per Common Share:				
Net income from operations	$ .63	$ .51	$ 2.37	$ 2.06
Net securities (losses) gains	(.02)	(.65)	.03	(.61)
Gain on the sale of a subsidiary	-	.59	-	.58
Net income	$ .61	$ .45	$ 2.40	$ 2.03
Weighted average basic common shares	7,726	7,750	7,757	7,779
Diluted Income Per Common Share:				
Net income from operations	$ .61	$ .50	$ 2.32	$ 2.00
Net securities (losses) gains	(.02)	(.63)	.03	(.59)
Gain on the sale of a subsidiary	-	.57	-	.57
Net income	$ .59	$ .44	$ 2.35	$ 1.98
Weighted average diluted common shares	7,906	7,996	7,916	8,004

NOTES:

As of December 31, 2003 there were 7,724,588 common shares outstanding, net of treasury shares.

Net income from operations consists of net income excluding net securities gains and losses, as fluctuations in such items reflect changes in interest rates and the timing of security sales, and therefore are not always indicative of the Company's core insurance operations. Net income from operations in 2002 also excludes the gain on the sale of a subsidiary.